SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: MERCATOR ASSOCIATES, LLC

Mercator Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Richmond Street West, Suite 601
(No. and Street)

Toronto (City) Ontario (Canada) (State) M5H 2K1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manni Buttar 416-640-7437
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simone LLP
(Name - if individual, state last, first, middle name)

129 Lakeshore Road East, Suite 201 (Address) (City) Mississauga (State) Ontario L5G 1E5 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Manni Buttar, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mercator Associates, LLC (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director of the Company has any proprietary interest in any account classified solely as that of a customer.

Chief Financial/Operating Officer

February , 2009 Feb. 27/09
Date

Subscribed and sworn before me,
On this 27 day of February, 2009

Notary Public

Mercator Associates, LLC

(SEC I.D. No. 8 - 53274)

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2008

Filed pursuant to Rule 17a5)e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP

Chartered Accountants
129 Lakeshore Road East
Suite 201 Mississauga Ontario
L5G 1E5
T 905 271.7977
F 905 271.7677

Independent Auditors' Report

To the Board of Directors
Mercator Associates, LLC

We have audited the accompanying financial statement of financial condition of Mercator Associates, LLC as at December 31, 2008 that your are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Mercator Associates, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

parker simone LLP

Chartered Accountants,
Licensed Public Accountants

Mississauga, Canada
February 25, 2009

Mercator Associates, LLC

Statement of Financial Condition

(Expressed in U.S. Dollars)

As at December 31, 2008

Assets		
Cash	**$**	**155,865**
Accounts receivable		**26,645**
Due from clearing broker *(Note 4)*		**229,207**
	$	**411,717**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	**$**	**33,351**
Member's Equity		**378,366**
		378,366
	$	**411,717**

Commitment *(Note 5)*

See accompanying notes to financial statements

Mercator Associates, LLC

Notes to Statement of Financial Condition

Year Ended December 31, 2008

1. Organization

Mercator Associates, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware and the Company's sole member is Elan Acquisitions, LLC. Under the Articles of Organization, the Company shall automatically terminate on January 1, 2052. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interest.

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), NYSE Arca, Nasdaq Stock Market, Inc., Nasdaq OMX BX, the BATS Exchange, Inc. and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is commission fees from securities trade executions for institutional clients and principal trading of securities. The Company clears substantially all of its transactions through a security clearing broker, Penson Financial Services, Inc. ("Penson") on a fully disclosed basis. Accordingly, the Company does not hold customer securities or perform custodial functions related to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

Basis on Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Securities Transactions

Securities transactions are reported on a settlement date basis. Commission and trading revenues and related trading and clearing expenses are recorded on a trade-date basis.

(b) Income Taxes

For US income tax purposes, income taxes are the liability of the individual member. Accordingly, no provision for federal taxes is reflected in the statement of operations. State and city income taxes are provided at the reduced rate applicable to limited liability companies.

For Canadian income tax purposes, the Company files a stand alone tax return. The Company is taxed as a branch in Canada with income taxes provided at the statutory federal and provincial income tax rate of 33.5% based upon income allocable to Canada. For the year ended December 31, 2008, management has determined that no Canadian income taxes are payable.

(c) Fair Value of Financial Assets and Liabilities

All of the Company's financial assets and liabilities are carried at cost which approximates fair value as they are payable on demand or due to their short-term nature and imminent maturity.

2. Summary of Significant Accounting Policies (Continued)

(d) Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Gains or losses resulting from foreign currency translation are included in net income.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Concentrations of Credit Risk

The Company maintains cash balances and deposits with financial institutions and its clearing broker. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material losses from these instruments.

Substantially all of the clearing and depository operations of the Company are performed by Penson as clearing broker pursuant to an operating agreement. The clearing broker reviews, as considered necessary, the credit standing of the counter-parties with which the Company conducts business.

Credit risk on financial instruments is the risk of financial loss occurring as a result of default of a counter party on its obligation to the Company. Credit risk is managed by dealing only with counter parties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

The Company's exposure to credit risk associated with the non-performance by counter-parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms.

4. Clearing Agreement

Pursuant to an agreement between the Company and Penson, substantially all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Penson. Prior to July 2008, the Company used Merrill Lynch Broadcort, as the clearing broker. The Company is exempt from provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management considers the potential to be remote for the Company to be required to make payments under this agreement. Accordingly, no contingent liability is carried on the balance sheet related to these transactions.

Due from clearing broker includes a cash deposit of $184,489 as at December 31, 2008.

5. Office Leases

The Company has entered into office leases in New York City and Toronto with contractual renewal terms under one year in length for a 2009 commitment of $22,900.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to Maintain minimum net capital, as define, equal to the greater of $100,000 and 6.67% of aggregate indebtedness. At December 31, 2008, the Company had net capital of approximately $372,873, which is $272,873 in excess of the required minimum net capital. of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0.09 to 1.

The Financial Industry Regulatory Authority, Inc. (FINRA), the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.